Exhibit 2

February 3, 2010

VIA FEDERAL EXPRESS AND EMAIL

Board of Directors

ATS Corporation

c/o Pamela A. Little, Corporate Secretary

7925 Jones Branch Drive

McLean, Virginia 22102

Re: NOTICE OF SHAREHOLDER NOMINATION FOR THE 2010 ANNUAL MEETING OF SHAREHOLDERS OF ATS CORPORATION

ATS Corporation Board of Directors,

In accordance with Section 2.9 of the Amended By-Laws (the “By-Laws”) of ATS Corporation (the “Corporation”), Osmium Special Situations Fund Ltd (the “Nominating Shareholder”) hereby gives notice of its intent to nominate and nominates John Johnson, Mark Kachur and James Swartwout (each a “Nominee”), for election to the Corporation’s Board of Directors (the “Board”). The Nominating Shareholder formally requests that the independent directors of the Corporation evaluate and add at least two of these three highly qualified individuals to the Board, during the interim period, and further nominate the designated individuals for election to the Board at the Corporation’s next Annual Meeting.

The Nominating Shareholder believes that each of the Nominees has outstanding qualifications and experience that would add a unique mixture of both public and private sector expertise. The Nominating Shareholder believes that each of the Nominees would work constructively with both the Board and management to evaluate and navigate the plethora of strategic options the Corporation is currently faced with, so as to unlock value for all shareholders.

The By-Laws require that the Nominating Shareholder provide the information set forth in Section 2.9 thereof. Such information is set forth in the Annexes hereto. For your convenience, the text of each subsection of Section 2.9 is reproduced in boldface type, and is followed by the applicable response.

The Nominating Shareholder, a Bermuda company incorporated with limited liability, is an investment fund. The Nominating Shareholder’s investment activities, including the nomination of the Nominees, have been delegated to Osmium Capital Management Ltd, a Bermuda company, which serves as investment manager to the Nominating Shareholder (the “Investment Manager”), pursuant to an investment management agreement. The Nominating Shareholder is the beneficial owner of 4,106,103 shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Corporation, which shares are held of record in the name of Cede and Co. Shareholders of the Nominating Shareholder do not have the power to vote, the power to direct the voting of, the power to dispose, or the power to direct the disposition of, the Common Stock held by the Nominating Shareholder.

The information included herein and in the annexes hereto represents the Nominating Shareholder’s best knowledge as of the date hereof. The Nominating Shareholder reserves the right, in the event that such information becomes inaccurate, to provide corrective information to the Corporation as soon as reasonably practicable, although the Nominating Shareholder does not undertake to update any information herein from and after the date hereof.

The execution and delivery of this Notice shall not constitute a waiver of the rights of the Nominating Shareholder and its principals and affiliates to contest the validity of (i) the nominating procedures or any provision of the By-Laws, or (ii) any determinations made by the officers of the Corporation or by the chairman of the Board with respect to the matters contemplated by these nominating materials.

The Nominating Shareholder requests written notice as soon as practicable of any alleged defects in this notice, including the annexes hereto, and reserves the right, following receipt of such notice, to either challenge, or attempt as soon as practicable, to cure, such alleged defect. Such written notice shall be sent to Osmium Capital Management Ltd, 5A Waterloo Lane, Pembroke, HM 08, Bermuda Attention: Christopher Kuchanny, with a copy to Proskauer Rose LLP, 1585 Broadway, New York, New York, 10036-8299, Attention: Timothy M. Clark, Esq.

Should you have any questions regarding the information contained in this notice, including the annexes hereto, please contact Timothy Clark of Proskauer Rose LLP at 212-969-3960.

Very truly yours,

Osmium Special Situations Fund Ltd

By: Osmium Capital Management Ltd, as investment manager

By:	/s/ Chris Kuchanny
Name:	Christopher Kuchanny
Title:	Chairman & CEO

Annex A

1.	INFORMATION PROVIDED PURSUANT TO BY-LAWS

To be in proper form, a stockholder’s notice given pursuant to Section 2.9(a)(ii) of the Bylaws to the Secretary must set forth:

Information required pursuant to Paragraph 2.9(a)(ii)(x):

With respect to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(I) The name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any:

Shareholder of Record:

Cede and Co

c/o The Depository Trust Company

55 Water Street, 1SL

New York, NY 10041-0099

Beneficial Owner:

Osmium Special Situations Fund Ltd

Canon’s Court,

22 Victoria Street,

Hamilton, HM 11,

Bermuda

(II) (A) The class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner:

The Nominating Shareholder is the beneficial owner of 4,106,103 shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Corporation. The shares of Common Stock held by the Nominating Shareholder are held of record by Cede and Co.

(B) Any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation:

The Nominating Shareholder does not beneficially own, directly or indirectly, any Derivative Instruments, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation.

(C) Any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation:

Other than the shares of Common Stock held directly by the Nominating Shareholder, the Nominating Shareholder does not have any proxy, contract, arrangement, understanding, or relationship to vote any shares of any security of the Corporation

(D) Any short interest in any security of the Corporation (a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement,

understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security):

The Nominating Shareholder does not have any short interest in any security of the Corporation.

(E) Any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation:

The Nominating Shareholder does not have any rights to dividends that are separated or separable from the underlying shares of the Corporation.

(F) Any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner:

The Nominating Shareholder does not serve as general partner to any general or limited partnership, and does not, directly or indirectly, beneficially own an interest in such a general partner.

(G) Any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date):

The Nominating Shareholder is not entitled to any performance-based fee based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments. The Investment Manager receives certain fees pursuant to the investment management agreement with the Nominating Shareholder, which fees are in part based on the increase in value of the Nominating Shareholder’s investment portfolio, of which shares of the Corporation form a part as of the date of this notice.

(III) Any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

The Nominating Shareholder’s principal business is acting as an investment fund. The transactions effected by the Nominating Shareholder within the last two years with respect to the shares of Common Stock are listed below. The Nominating Shareholder is not, and has not been within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Corporation, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies. No associates of the Nominating Shareholder beneficially own, directly or indirectly, any securities of the Corporation. The Nominating Shareholder does not beneficially own, directly or indirectly, any securities of any parent or subsidiary of the Corporation. Neither the Nominating Shareholder nor any associate thereof has had any direct or indirect material interest in any transaction since the beginning of the Corporation’s last fiscal year, or in any currently proposed transaction, where the amount involved exceeded $120,000. Neither the Nominating Shareholder nor any associate thereof has any arrangement or understanding with any person with respect to any future employment by the Corporation or its affiliates, or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party.

Information required pursuant to Paragraph 2.9(a)(ii)(z):

If the stockholder proposes to nominate a person for election or reelection to the Board of Directors, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors:

(I) All information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and

Each of the Nominees has consented in writing to being named in the proxy statement as a Nominee and to serving as a director if elected. Copies of such consents are included below.

Information regarding all purchases and sales of securities of the Corporation during the past two years by the each of the Nominees and their affiliates is set forth below.

(A) During the past ten years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(B) No Nominee owns any securities of the Corporation which are owned of record, but not beneficially;

(C) No part of the purchase price or market value of the securities of the Corporation owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities;

(D) No Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Corporation, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies;

(E) No associate of any Nominee beneficially owns, directly or indirectly, any securities of the Corporation;

(F) No Nominee beneficially owns, directly or indirectly, and securities of any parent or subsidiary of the Corporation;

(G) No Nominee nor any of his associates, was a party to any transaction, or series of similar transactions, since the beginning of the Corporation’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Corporation or any of its subsidiaries was or is to be a party, in which the amount exceeds $120,000;

(H) No Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by the Corporation or any of its affiliates, or with respect to any future transactions to which the Corporation or any of its affiliates will or may be a party;

(I) No person, including any Nominee, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted on at the 2010 Annual Meeting of the Corporation, aside from the election to serve as a director and such persons’ interests as stockholders of the Corporation;

(J) There are currently no material pending legal proceedings to which any of the Nominees or any of their associates is a party adverse to the Corporation or any of its affiliates, or in which either the Nominees or any of their associates has a material interest adverse to the Corporation or any of its affiliates;

(K) No Nominee, nor any member of his immediate family, is or has been during the Corporation’s last fiscal year been indebted to the Corporation or any of its subsidiaries at any time since the beginning of the Corporation’s last fiscal year in an amount in excess of $120,000;

(L) No Nominee has, or has had during the Corporation’s last fiscal year, any business relationship that is required to be disclosed pursuant to Item 404(b) of Regulation S-K (“Regulation S-K”) of the Securities Act of 1933, as amended;

(M) No Nominee, at any time during the Corporation’s last fiscal year, has failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended;

(N) No Nominee has any family relationship, by blood, marriage or adoption, to any director, executive officer or other affiliates of the Corporation;

(O) No Nominee has, during the past five years, been involved in any legal proceedings or involved in any other events described in Item 401(f) of Regulations S-K;

(P) During the last three fiscal years, no compensation or personal benefits (including, without limitation, those which would be required to be disclosed pursuant to Item 402 of Regulation S-K) were awarded to, earned by or paid to any of the Nominees or any of their associates for any services rendered in any capacity to the Corporation or its subsidiaries or affiliates;

(Q) There is no arrangement and/or understanding between any of the Nominees and any other person pursuant to which any of the Nominees was or is to be selected as a director or nominee for election as a director of the Corporation;

(R) No Nominee currently holds any position or office with the Corporation or any parent, subsidiary and/or affiliate thereof, and no Nominee has ever served as a director of the Corporation or any parent, subsidiary and/or affiliate thereof; and

(S) Except as otherwise described herein with respect to the Corporation, no Nominee is currently, nor has any Nominee been within the past year, a party to any contract, arrangement and/or understanding with any person with respect to any securities of the Corporation.

(II) A description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (or any successor regulation) if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant.

There has been no compensation or other material monetary agreement, arrangement or understanding during the past three years between or among the Nominating Shareholder, its affiliates and associates, or others acting in concert therewith, on the one hand, and any Nominee, his affiliates and associates, or others acting in concert therewith, on the other hand.

2.	QUESTIONNAIRE, REPRESENTATION AND AGREEMENT FROM CORPORATION

Information required pursuant to Section 2.9(d):

(d) Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 2.9 of these bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (y) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

Consistent with the procedure for recommending directors nominees set forth in ATS’s proxy please see the attached Annex B for the completed questionnaire, representation and agreement provided by the Corporation with respect to each Nominee.

3.	CONSENTS OF NOMINEES TO NOMINATION AND DIRECTORSHIP

Please see Annex C.

4.	TRANSACTIONS IN CORPORATION’S COMMON STOCK OVER THE LAST TWO YEARS

Transactions by the Nominating Shareholder in the Common Stock of the Corporation:

Transaction	Number of Shares	Date
BUY	5,000	2/1/2008
BUY	17,200	2/7/2008
BUY	10,000	2/14/2008
BUY	7,000	2/15/2008
BUY	7,000	2/20/2008
BUY	200	2/21/2008
BUY	500	2/26/2008
BUY	7,700	2/27/2008
BUY	500	3/3/2008
BUY	10,200	3/5/2008
BUY	3,500	3/6/2008
BUY	14,000	3/11/2008
BUY	1,500	3/13/2008
BUY	2,000	3/14/2008
BUY	2,000	3/17/2008
BUY	1,000	3/18/2008
BUY	73,100	3/24/2008
BUY	63,000	3/25/2008
BUY	35,700	3/31/2008
BUY	2,599,773	4/3/2008
BUY	3,500	4/7/2008
BUY	21,000	4/8/2008
BUY	500	4/9/2008
BUY	500	4/10/2008
SELL	(700)	4/14/2008

BUY	285,968	5/16/2008
BUY	1,000	5/21/2008
BUY	10,000	5/23/2008
BUY	2,800	5/30/2008
BUY	136,500	6/4/2008
BUY	10,500	6/5/2008
BUY	1,400	6/6/2008
BUY	2,100	6/9/2008
BUY	700	6/17/2008
BUY	4,900	7/2/2008
BUY	1,400	7/3/2008
BUY	700	7/7/2008
BUY	500	7/14/2008
BUY	1,400	8/1/2008
BUY	700	8/4/2008
BUY	1,500	8/5/2008
BUY	700	8/6/2008
BUY	700	8/14/2008
BUY	500	8/27/2008
BUY	18,300	9/8/2008
BUY	200	9/11/2008
BUY	100	9/12/2008
BUY	73,389	9/16/2008
BUY	10,500	9/18/2008
BUY	100	9/19/2008
BUY	52,950	9/22/2008
BUY	400	9/23/2008
BUY	100	9/24/2008
BUY	56,700	9/25/2008
BUY	210,000	9/26/2008
BUY	85,400	9/26/2008
BUY	300	9/29/2008
BUY	100	9/30/2008
BUY	100	10/10/2008
BUY	98,300	10/13/2008
SELL	(500)	10/13/2008
BUY	35,000	10/14/2008
BUY	500	10/23/2008
BUY	12,500	10/24/2008
BUY	3,400	10/27/2008
BUY	700	10/29/2008
BUY	2,800	11/3/2008
BUY	2,800	11/10/2008
BUY	700	11/17/2008
BUY	27,500	11/20/2008
BUY	23,100	11/24/2008
BUY	100	11/25/2008
BUY	700	11/26/2008
BUY	28,000	12/2/2008
BUY	9,200	12/10/2008

BUY	1,500	12/11/2008
BUY	16,000	12/12/2008
BUY	17,000	12/19/2008
BUY	500	12/22/2008
BUY	7,766	12/23/2008
BUY	2,800	12/29/2008
BUY	13,600	12/30/2008
BUY	700	1/2/2009
BUY	5,000	1/30/2009
BUY	700	2/27/2009
BUY	700	3/24/2009
BUY	2,800	3/27/2009
BUY	2,940	3/30/2009
BUY	7,165	4/6/2009
BUY	4,500	4/7/2009
BUY	700	6/1/2009
BUY	1,400	6/29/2009
SELL	(16,800)	6/29/2009
BUY	4,200	7/2/2009
BUY	700	7/6/2009
BUY	698	7/9/2009
BUY	2,100	7/21/2009
BUY	2,100	7/23/2009
BUY	700	8/13/2009
BUY	2,800	8/18/2009
BUY	1,400	8/26/2009
BUY	2,024	9/4/2009
BUY	6,000	9/8/2009
BUY	700	10/5/2009
BUY	3,300	10/6/2009
BUY	4,200	10/13/2009
BUY	700	10/14/2009
BUY	700	10/19/2009
BUY	2,100	11/3/2009
BUY	1,400	11/9/2009
BUY	4,200	11/10/2009
BUY	4,900	11/11/2009
BUY	700	11/13/2009
BUY	3,200	11/17/2009
BUY	7,000	12/8/2009
BUY	30,000	12/17/2009
BUY	1,000	12/18/2009
BUY	2,800	1/4/2010
BUY	52,330	1/5/2010
BUY	10,500	1/6/2010
BUY	20,300	1/7/2010
BUY	14,700	1/15/2010
BUY	7,000	1/19/2010
BUY	700	2/2/2010

No Nominee has a beneficial interest in Common Stock, nor has any Nominee effected any transaction in the Common Stock during the past two years.

5.	BIOGRAPHICAL BACKGROUND OF NOMINEES

Please see Annex D.

6.	CORPORATION’S CRITERIA FOR SELECTION OF DIRECTORS

From the Corporation’s Schedule 14A, dated March 24, 2009: In making […] recommendations [regarding election of directors], a variety of factors are considered including skills, diversity, experience with business and other organizations of comparable size, the interplay of the candidate’s experience with the familiarity and background of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

Please see the Nominees’ biographical backgrounds attached in Annex D.

Skills

During the course of their careers, each Nominee has accumulated significant strategic and tactical skills and demonstrably created value for shareholders of the companies on whose boards they have served.

Each Nominee from the non-governmental sector served as CEO of a publicly-traded company that consistently grew shareholder value over a protracted period of time. Each Nominee has had direct “profit and loss” responsibility for significant operating divisions with publicly-traded companies. The Nominating Shareholder believes the tactical skills involved in such positions are valuable, relevant to the Corporation at this time, and would be useful to the Board.

Furthermore, the Nominating Shareholder believes both private sector Nominees have significant strategic experience including with respect to identification, execution and integration of acquisitions, and the sale of their respective companies that would further broaden the Board’s skill set.

The Nominating Shareholder believes Mr. Johnson has direct leadership experience working for the Corporation’s clients, and as such has valuable insight that may help enhance the Corporation’s organic growth prospects.

Diversity

The private sector Nominees diversify the composition of the independent directors, as they have extensive experience running publicly traded companies of similar or larger size than the Corporation, and one has also served as a Chief Financial Officer. The Nominating Shareholder hopes either of these Nominees would enhance the Board’s strategic considerations and oversight of tactical operational execution.

The Nominating Shareholder believes Mr. Johnson further diversifies the Board by providing valuable end-market perspective gained over more than 33 years of government IT and IT acquisition experience.

Experience with businesses and other organizations of comparable size

The Nominating Shareholder believes each Nominee has extensive experience operating organizations of comparable size to the Corporation, creating and ultimately realizing shareholder value.

Mr. Swartwout was both the CEO and CFO of publicly-traded Summa Industries. During his tenure, that company’s revenues grew from $3mm to $120mm. Over an eighteen-year period, Summa’s stock price had a 16% compound annual growth rate, culminating in the company’s sale for $87.4mm.

Mr. Kachur was at various times the COO, President, CEO and Chairman of Cuno Incorporated, which was spun off from Commercial Intertech Corp as a $200mm market cap company with $133mm in sales. Ultimately, Cuno grew under Mr. Kachur’s leadership to $425mm in sales in 2005 and was sold to 3M for $1.4bn.

Mr. Johnson has direct experience working with the Corporation’s customers. The Nominating Shareholder hopes his insights will enhance the Corporation’s organic growth potential.

Interplay of the Nominees’ experience with the familiarity and background of other Board members

The Nominating Shareholder believes the strong interpersonal communication skills of the Nominees combined with their deep public/private sector skill set adds to the existing Board’s experience set, and is directly applicable to the numerous strategic and tactical issues the Corporation faces today.

The extent to which each Nominee would be a desirable addition to the Board and any committees of the Board.

The Nominating Shareholder believes each of the Nominees would be a desirable addition to the Board and requests the independent directors select at least two of the three for addition to the Board. The Nominating Shareholder believes Messrs. Swartwout and Kachur would be eligible for any committee the Corporation currently has or others that they may add, including the Audit Committee.

Most importantly, each Nominee is independent, has reviewed publicly available information regarding the Corporation, and is excited about the opportunity to collaborate with existing Board members.

Annex B

Questionnaire, Representation and Agreement

Each Nominee Completed a Questionnaire, Representation & Agreement Provided by the Issuer

Annex C

Consents of Nominees

February 3, 2010

Board of Directors, ATS Corporation,

c/o Pamela A. Little, Corporate Secretary

7925 Jones Branch Drive

McLean, Virginia 22102.

Re:	Consent to be named as director in proxy statement and related soliciting materials of ATS Corporation.

Dear Ms. Little:

I hereby consent to be named in the Proxy Statement of ATS Corporation and serve as a Director if elected.

Sincerely yours,

/s/ John Johnson
/s/ Mark Kachur
/s/ James Swartwout
Signature

Printed Full Name

[Addresses Redacted]
Street Address

[Addresses Redacted]
City, State, Zip

Annex D

Biographical Information of Nominees

James Swartwout

Age: 63

James Swartwout is currently a board member of Sparton Corporation, a NYSE listed company, where he has served as a member of the Executive Committee and Compensation Committee since 2008. Prior to that he was the Co-CEO and a board member of Habasit Holding (US subsidiary of Habasit AG), the leading global supplier of precision conveyor belts. Following Habasit’s 2006 acquisition of Summa Industries, he managed the integration as both CEO and CFO. From 1988 until 2006, Mr. Swartwout led Summa Industries where he served as Chairman, CEO and CFO from 1990 and CFO from 1988-1990. Summa was a publicly traded manufacturer of diversified plastic products for industrial and commercial markets. During his tenure he initially saved Summa from insolvency, turned it around, eventually selling the Company to Habasit AG, realizing an 18-year 16% compound annual growth rate in the stock price. Prior to Summa, Mr. Swartwout served in several executive roles at various manufacturing firms. Mr. Swartwout was a Director of Advanced Materials Group from 2001 to 2004. He was a Commissioned Officer in the US Navy and received his MBA from the University of Southern California and his BS Industrial Engineering from Lafayette College.

Mark Kachur

Age: 66

Mark Kachur has been a consultant to T2 Venture Capital since 2007 and a board member of Connecticut Water Services where he has served as a member of the Strategic Planning, Compensation, and Nominating & Governance Committees since 2003. Since 2006, he has been a consultant to several investment banking firms, private equity firms and multi national companies. Mr Kachur joined Cuno Incorporated, a designer, manufacturer and marketer of filtration products in 1994, prior to the company’s spin out from Commercial Intertech in 1996. Upon Cuno’s spin-out as a $200mm company he was appointed President & COO and CEO in 1997. From 1999 until the Company’s sale in 2005 to 3M for $1.4bn Mr Kachur served additionally as Chairman. Prior to Cuno, Mr. Kachur served in several executive roles at Biotage Inc and Pall Corporation. Mr. Kachur received his MBA from the University of Hartford and his BS Mechanical Engineering from Purdue University.

John C. Johnson

Age: 55

John C. Johnson has over 33 years of Government Information Technology and Telecom-munications Acquisition experience — spanning the Department of Defense and the General Services Administration (GSA) where he led the Integrated Technology Service (ITS). As the first Assistant Commissioner for the Integrated Technology Service (ITS), from 2006 through 2009, he managed the governments largest “Fee for Service” IT procurement and services operation in the United States Government with annual revenues exceeding $21 Billion per year. He oversaw a workforce that managed more than five thousand contracts providing products, services, and solutions to nearly 135 federal Agencies and Departments. From 2000 until 2006, he served as the Assistant Commissioner for the Federal Technology Service until it was absorbed by the ITS organization he ultimately led from 2006-2009. Additionally, Mr. Johnson’s experience includes active duty service in the United States Navy, industry computer systems field engineering, and assignments in several Government IT organizations to include the Office and the Assistant Secretary of Defense and the Defense Information Systems Agency. Mr. Johnson holds a Bachelor’s degree in Applied Behavioral Science and a Master of Science degree in National Resource Strategy. He is a graduate of numerous military schools and recipient of several awards to include the Presidential Rank Award, the John J. Franke award and the Federal Executive of the Year award from GCN magazine.